HOGAN & HARTSON L.L.P.

1470 WALNUT STREET

SUITE 200

BOULDER, COLORADO 80304

TEL. (720) 406-5300

August 30, 2005

VIA EDGAR AND BY UNITED PARCEL SERVICE

United States Securities and Exchange Commission

100 First Street, N.E.

Washington, D.C. 20549

Mail Stop 6010

Attention:	Jim B. Rosenberg
Division of Corporate Finance

Re:	Array BioPharma Inc.
Form 10-K for the fiscal year ended June 30, 2004
File No. 001-1663

Ladies and Gentlemen:

On behalf of Array BioPharma Inc. (the “Company”), we are responding to the Staff’s comments set forth in a letter to Mr. R. Michael Carruthers dated August 24, 2005 regarding the above captioned annual report on Form 10-K for the Company’s fiscal year ended June 30, 2004 (the “Form 10-K”). The Staff’s letter follows the Company’s letters dated August 1, 2005 and June 16, 2005 responding to the comments of the Staff set forth in letters dated July 5, 2005 and May 27, 2005 (the “Prior Comment Letters”) regarding the Form 10-K and the Company’s subsequently filed quarterly reports on Form 10-Q.

The Company’s responses to the Staff’s comments are set forth below.  For ease of reference, we also have reproduced each comment above the Company’ s response to that comment.

Once the Staff has reviewed the responses set forth below, the Company would welcome the opportunity to discuss any additional questions the Staff may have.

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Form 10-K for the fiscal year ended June 30, 2004

Item 8.  Financial Statements and Supplementary Data, page 42

Statements of Operations, page 45

1.          We noted your response to our prior comment two and the revised MD&A disclosures that you proposed.  Please also provide us in disclosure-type format, how you intend to make it clear within the financial statements preferably on the face of the statement of operations that the provision for excess inventory is part of total cost of revenue, consistent with paragraph 14 of chapter 4 of ARB 43.

Response: The Company proposes to change its presentation of statement of operations in order to indicate the provision for excess inventory is part of cost of revenue as shown below. Alternatively, the Company would propose to modify the text of the cost of revenue line item as follows: “Cost of revenue, including provision for excess inventory of $5.6 million and $4.1 million in fiscal years 2004 and 2003, respectively.”

	Years Ended June 30,
	2005	2004	2003
Revenue
Collaboration revenue	$	$28,185,609	$33,633,601
License and milestone revenue		6,645,381	1,491,812
Total revenue		34,830,990	35,125,413

Costs and expenses
Cost of revenue (1)		37,256,670	35,136,097
Research and development for proprietary drug discovery		15,905,107	11,394,941
Selling, general and administrative expenses		8,015,746	8,901,853
Total operating expenses		61,177,523	55,432,891
Loss from operations		(26,346,533)	(20,307,478)
Interest income		380,855	787,087
Other expense - loss on investment		—	(500,000)
Net loss	$	$25,965,678)	$(20,020,391)

Basic and diluted net loss per share	$	$(0.91)	$(0.72)

Number of shares used to compute per share data		28,511,457	27,829,527

(1) Cost of revenue includes a provision for excess inventory of $5.6 million and $4.1 million in fiscal 2004 and 2003, respectively.

Notes to Financial Statements, page 48

1. Business and Summary of Significant Accounting Policies, page 48

Revenue Recognition, page 50

2.          In your response to our prior comment seven dated June 16, 2005, we noted that you had approximately $8 million in per-compound revenue in fiscal 2004.  Based on your response to our prior comment four dated July 5, 2005, it does not appear that you considered all of this per-compound revenue to be product revenues.  As page 23 of your filing appears to indicate that per-compound revenue includes sales of your Optimer® building blocks, custom chemical compounds you create, and custom chemical syntheses you perform, please clarify how much of your per-compound revenue you consider to be product revenues and why you consider the remaining amount to be service revenues.

Response:  The $8 million in per-compound revenue in fiscal 2004 consists of revenue from collaborators for custom libraries of chemical compounds created by the Company, sales of compounds from its Lead Generation Libraries on a stand-alone basis and sales of Optimer building blocks. As the Company described in its prior responses to the Staff’s Prior Comment Letters, the Company does not track or otherwise manage its business by a delineation of revenue sources between products and services. Because the revenue the Company receives from sales of what would be considered “products” is commingled with revenue from sales of what would be considered “services”, the Company can only provide an estimate of per-compound revenue derived from product revenue and service revenue based on the following assumptions.

Because custom compound libraries are made to the specification of the collaborator after an agreement is signed and the collaborator typically retains 100% of any intellectual property rights, the Company would characterize revenue derived from sales of custom libraries as collaboration, or service revenue.  Lead Generation Libraries and Optimer building blocks are typically designed by Array and made before any agreements are signed with collaborators. As a result, the Company would consider revenue from sales of Optimer building blocks to be product revenue. However, revenue from licensing compounds in the Company’s Lead Generation Libraries is derived from a combination of delivery of the compound, the license grant and know-how and other information about the compound. Based on the Company’s prior experience and estimates of time spent by its scientists in creating compounds for Lead Generation Libraries, the Company estimates that approximately 40% of the revenue from stand-alone sales of Lead Generation Libraries could be attributed to a tangible product. Based on these assumptions, the Company estimates that in fiscal 2004 approximately $2.7 million of its per compound revenue, or approximately 8% of total revenue, would be characterized as product revenue.

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Please do not hesitate to call the undersigned at (720) 406-5362 or Alan L. Dye at (202) 637-5737 if you have further comments or if you require any additional information.

Sincerely,

/s/ Carin M. Kutcipal

Carin M. Kutcipal

cc:      R. Michael Carruthers